December 19, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:

Larry Spirgel, Assistant Director

RE:

Dolphin Entertainment, Inc.

Amendment No. 3 to Registration Statement on Form S-1
Filed December 15, 2017
File No. 333-219029

Dear Mr. Spirgel:

On behalf of Dolphin Entertainment, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated December 18, 2017, regarding the Company’s Registration Statement on Form S-1 referenced above.  Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

Note 14 – Variable Interest Entities, page F-71

1.

It appears based on your disclosure that most of your operations stem from the consolidation of your VIE, Max Steel Productions LLC.  As such, please expand your disclosure to include the disclosures required by ASC 810-10-50-2AA(b) and (c).  Also, in accordance with ASC 810-10-50-2AA, disclose how your involvement with your VIEs affects your cash flows.

Based on our conversation with the Staff on December 19, 2017, the Company agrees to provide the requested disclosure in future Exchange Act filings it makes with the Commission.

ALBANY

AMSTERDAM

ATLANTA

AUSTIN

BERLIN¬

BOCA RATON

BOSTON

CHICAGO

DALLAS

DELAWARE

DENVER

FORT LAUDERDALE

HOUSTON

LAS VEGAS

LONDON*

LOS ANGELES

MEXICO CITY+

MIAMI

MILAN**

NEW JERSEY

NEW YORK

NORTHERN VIRGINIA

ORANGE COUNTY

ORLANDO

PHILADELPHIA

PHOENIX

ROME**

SACRAMENTO

SAN FRANCISCO

SEOUL∞

SHANGHAI

SILICON VALLEY

TALLAHASSEE

TAMPA

TEL AVIV^

TOKYO¤

WARSAW~

WASHINGTON, D.C.

WESTCHESTER COUNTY

WEST PALM BEACH

¬

OPERATES AS
GREENBERG TRAURIG GERMANY, LLP

*

OPERATES AS A
SEPARATE UK REGISTERED LEGAL ENTITY

+

OPERATES AS
GREENBERG TRAURIG, S.C.

* *

STRATEGIC ALLIANCE

∞

OPERATES AS
GREENBERG TRAURIG LLP
FOREIGN LEGAL CONSULTANT OFFICE

^

A BRANCH OF
GREENBERG TRAURIG, P.A.,
FLORIDA, USA

¤

OPERATES AS
GT TOKYO  HORITSU JIMUSHO

~

OPERATES AS
GREENBERG TRAURIG GRZESIAK SP.K.

Larry Spirgel

December 19, 2017

If you have any questions regarding the above, please contact the undersigned at (954) 768-8255.

Very truly yours,

/S/ GREENBERG TRAURIG, P.A.

/s/ Kara L. MacCullough
Kara L. MacCullough

cc:

Willliam O’Dowd, IV

Mirta Negrini

Dolphin Entertainment, Inc.